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                                                              EXHIBIT (A)(5) E.

[COMPANY LOGO]

                     CANTV ANNOUNCED THIRD PARTIAL RESULTS

  A TOTAL OF 367,524,980 SHARES HAVE BEEN TENDERED IN THE REPURCHASE PROGRAM

    Compania Anonima Nacional Telefonos de Venezuela (CANTV) (Caracas: TDV;
NYSE: VNT) announced the third and final partial results of its Third Repurchase Program, in which the Company has received offers for 367,524,980 million shares, which is equivalent to 52,503,568 million ADSs, and represent
39.7 percent of the Company's total shares.

    The Third Repurchase Program will acquire 138,905,606 Class "D" Shares or its equivalent in the amount of 19,843,658 American Depositary Shares (ADS). Each ADS represents 7 common shares.

    The price offered in the Repurchase Program is $30 per ADS or $4.2857 per share.